FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of April, 2008


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S H M A Dumoulin
                                        By  S H M A Dumoulin
                                            Secretary


Date: 15 April, 2008

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            15 April, 2008, Director/PDMR Shareholding

Exhibit 99


Annex DTR3


Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons


All relevant boxes should be completed in block capital letters.


1.  Name of the issuer                                2.  State whether the notification relates to (i) a
                                                          transaction notified in accordance with DTR 3.1.2
                                                          R,

    UNILEVER PLC                                          (ii) a disclosure made in accordance LR 9.8.6R(1)
                                                          or

                                                          (iii) a disclosure made in accordance with
                                                          section 793 of the Companies Act (2006).

                                                          (i) a transaction notified in accordance with DTR
                                                          3.1.2 R


3.  Name of person discharging managerial             4.  State whether notification relates to a person
    responsibilities/director                             connected with a person discharging managerial
                                                          responsibilities/director named in 3 and identify
                                                          the connected person

    MR C J van der GRAAF                                  N/A


5.  Indicate whether the notification is in respect   6.  Description of shares (including class),
    of a holding of the person referred to in 3 or 4      debentures or derivatives or financial
    above or in respect of a non-beneficial interest      instruments relating to shares
    1

                                                          ORDINARY 3 1/9P SHARES
    IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE


7.  Name of registered shareholders(s) and, if more   8.  State the nature of the transaction
    than one, the number of shares held by each of
    them

                                                          MONTHLY PURCHASE OF UNILEVER PLC SHARES UNDER THE
                                                          SHARE INCENTIVE PLAN ("SHAREBUY")
    LLOYDS TSB REGISTRARS CORPORATE NOMINEE LTD


9.  Number of shares, debentures or financial         10. Percentage of issued class acquired (treasury
    instruments relating to shares acquired               shares of that class should not be taken into
                                                          account when calculating percentage)

    7                                                     NEGLIGIBLE


11. Number of shares, debentures or financial         12. Percentage of issued class disposed (treasury
    instruments relating to shares disposed               shares of that class should not be taken into
                                                          account when calculating percentage)

    N/A                                                   N/A


13. Price per share or value of transaction           14. Date and place of transaction

    1728.00p                                              8 APRIL 2008, UK


15. Total holding following notification and total    16. Date issuer informed of transaction
    percentage holding following notification (any
    treasury shares should not be taken into account
    when calculating percentage)
                                                          15 APRIL 2008
    38,621
    0.003%

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17. Date of grant                                     18. Period during which or date on which exercisable

    N/A                                                   N/A


19. Total amount paid (if any) for grant of the       20. Description of shares or debentures involved
    option                                                (class and number)

    N/A                                                   N/A


21. Exercise price (if fixed at time of grant) or     22. Total number of shares or debentures over which
    indication that price is to be fixed at the time      options held following notification
    of exercise

                                                          N/A
    N/A


23. Any additional information                        24. Name of contact and telephone number for queries

    N/A                                                   HOLLY RICHARDS
                                                          020 7822 5927


Name of authorised official of issuer responsible for making notification

CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY


Date of notification  15 APRIL 2008


Notes:   This form is intended for use by an issuer to make a RIS notification required by DR 3.3.
(1)   An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Annex DTR3



Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons



All relevant boxes should be completed in block capital letters.




1.  Name of the issuer                                2.  State whether the notification relates to (i) a
                                                          transaction notified in accordance with DTR 3.1.2
                                                          R,

    UNILEVER PLC                                          (ii) a disclosure made in accordance LR 9.8.6R(1)
                                                          or

                                                          (iii) a disclosure made in accordance with
                                                          section 793 of the Companies Act (2006).

                                                          (i) a transaction notified in accordance with DTR
                                                          3.1.2 R


3.  Name of person discharging managerial             4.  State whether notification relates to a person
                                                          connected with a person discharging managerial
    responsibilities/director                             responsibilities/director named in 3 and identify
                                                          the connected person

    MR R D KUGLER                                         N/A


5.  Indicate whether the notification is in respect   6.  Description of shares (including class),
    of a holding of the person referred to in 3 or 4      debentures or derivatives or financial
    above or in respect of a non-beneficial interest      instruments relating to shares
    1

                                                          ORDINARY 3 1/9P SHARES
    IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE


7.  Name of registered shareholders(s) and, if more   8.  State the nature of the transaction
    than one, the number of shares held by each of
    them
                                                          MONTHLY PURCHASE OF UNILEVER PLC SHARES UNDER THE
                                                          SHARE INCENTIVE PLAN ("SHAREBUY")
    LLOYDS TSB REGISTRARS CORPORATE NOMINEE LTD


9.  Number of shares, debentures or financial         10. Percentage of issued class acquired (treasury
    instruments relating to shares acquired               shares of that class should not be taken into
                                                          account when calculating percentage)

    7                                                     NEGLIGIBLE


11. Number of shares, debentures or financial         12. Percentage of issued class disposed (treasury
    instruments relating to shares disposed               shares of that class should not be taken into
                                                          account when calculating percentage)

    N/A                                                   N/A


13. Price per share or value of transaction           14. Date and place of transaction

    1728.00p                                              8 APRIL 2008, UK


15. Total holding following notification and total    16. Date issuer informed of transaction
    percentage holding following notification (any
    treasury shares should not be taken into account
    when calculating percentage)

                                                          15 APRIL 2008
    43,442
    0.003%


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17. Date of grant                                     18. Period during which or date on which exercisable

    N/A                                                   N/A


19. Total amount paid (if any) for grant of the       20. Description of shares or debentures involved
    option                                                (class and number)

    N/A                                                   N/A


21. Exercise price (if fixed at time of grant) or     22. Total number of shares or debentures over which
    indication that price is to be fixed at the time      options held following notification
    of exercise

                                                          N/A
    N/A


23. Any additional information                        24. Name of contact and telephone number for queries

    N/A                                                   HOLLY RICHARDS
                                                          020 7822 5927


Name of authorised official of issuer responsible for making notification

CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY


Date of notification  15 APRIL 2008


Notes:   This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)   An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
